FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month April 2017 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No   ☐

On April 12 2017, the Registrant and Aisin Seiki Announce Mass
Production of New Generation Automotive Body Products

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 12, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and Aisin Seiki Announce Mass Production of New Generation Automotive Body Products

Aisin chips produced for car manufacturers using TowerJazz advanced power management technology

MIGDAL HAEMEK, Israel, and KARIYA, Japan, April 12, 2017 – TowerJazz, the global specialty foundry leader, and Aisin Seiki, Co., Ltd., one of the largest worldwide automotive component suppliers, today announce volume production of Aisin’s new generation automotive devices for automotive body products for car manufacturers using TowerJazz’s power management technology platform.

TowerJazz’s power management platform enables industry leading performance for automotive chips by providing: scalable LDMOS and ESD devices for area efficiency, its patented highly-reliable Y-Flash OTP/MTP solutions, as well as buried Zener diode, Schottky diode and other advanced features.

TowerJazz is expanding its power technology availability to its TowerJazz Panasonic Semiconductor Company’s (TPSCo’s) Japan fab.  TowerJazz and Aisin plan to ramp products also in TPSCo’s 200mm automotive grade Japan fab, gaining multi-fab manufacturing flexibility.

“By utilizing TowerJazz’s advanced power technology platform, it is easy to customize the chips to our specifications,” said Mr. Koji Goto, Project General Manager, Electronics Advanced Development Dept. Electronics Product Division, Aisin Seiki Co., Ltd. “I am certain our close collaboration with TowerJazz on the development of automotive body products will result in efficient and reliable volume production of high quality automotive components.”

"TowerJazz is well positioned to best serve the growing automotive semiconductor market with our advanced power management technology platforms based on our 180nm AEC-Q100 Grade 0 qualified process platform to provide our customers with superior quality manufacturing solutions,” said Shimon Greenberg, Vice President and General Manager of Mixed-Signal and Power Management Business Unit, TowerJazz. “We look forward to expanding our close relationship with Aisin to produce its next-generation automotive devices. The leadership of Aisin as a worldwide automotive component supplier, combined with our best in class power platform, enables breakthrough products in the fast growing automotive market.”

About Aisin Seiki
Aisin Seiki is a tier one global supplier of automotive components and systems such as brakes, transmissions, navigation systems, drivetrain, chassis, body, engine-related parts, electronics and intelligent transportation systems. Aisin also applies its knowledge of the auto industry to a range of other sectors, including lifestyle and energy-related products such as sewing machines, beds, gas heat pump products, etc. Worldwide, Aisin has 180 consolidated companies and employs 80,000 people. For more information, please visit: http://www.aisin.com/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com